

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2022

Marc Fogassa
Chief Executive Officer and Chairman of the Board
Atlas Lithium Corporation
Rua Bahia, 2463, Suite 205
Belo Horizonte, Minas Gerais 30.160-012
Brazil

> **Re: Atlas Lithium Corporation**
>   **Amendment No. 5 to Registration Statement on Form S-1**
>   **Filed November 1, 2022**
>   **File No. 333-262399**

Dear Marc Fogassa:

    We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No.5 to Registration Statement on Form S-1

Risk Factors
Our stock price may be volatile, and you could lose all or part of your investment., page 16

1.   You disclose that "the trading price of your common stock following this offering may fluctuate substantially and may be higher or lower than the public offering price. This may be especially true for companies with a small public float." You further disclose that "the stock market in general, and the market for technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies." We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent

initial public offerings, particularly among companies with relatively smaller public floats. Please revise this risk factor to address the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

 You may contact John Coleman, Mining Engineer, at 202-551-3610 or Craig Arakawa, Accounting Branch Chief, at 202-551-3650 if you have questions regarding engineering comments. Please contact Timothy S. Levenberg, Special Counsel, at 202-551-3707 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Lynne Bolduc, Esq.